September 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Loan Lauren Nguyen

Kevin Dougherty

Re:	ORMAT TECHNOLOGIES, INC.

Forms 8-K

Filed June 27, 2022 and August 4, 2022

Response dated August 18, 2022

File No. 001-32347

Dear Ladies and Gentlemen:

On behalf of our client, Ormat Technologies, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Forms 8-K filed on June 27, 2022 and August 4, 2022 and Response dated August 18, 2022, contained in the Staff’s letter dated September 1, 2022.

Set forth below is the Company’s response to the Staff’s comment. The Company’s response below is preceded by the Staff’s comment for ease of reference.

Response Letter dated August 18, 2022

General

1.	We note your response to our prior comments. To the extent that future documents filed or furnished with the SEC include reference to “green bonds”, “green notes” or a “green finance framework”, confirm your understanding that you will include definitions of these terms or tell investors where such information can be located. For example, we note that you reference your green finance framework without further description in your recent Form 10-Q for the quarter ended June 30, 2022, in stating that you intend “to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Company’s Green Finance Framework.”

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that, to the extent that future documents filed or furnished with the Commission include reference to “green bonds”, “green notes” or a “green finance framework”, it will include definitions of these terms or inform investors where such information can be located.

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U.S. Securities and Exchange Commission

September 2, 2022

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or A.J. Ericksen at (713) 496-9688 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Assaf Ginzburg, Chief Financial Officer, Ormat Technologies, Inc.